

Mail Stop 3561

May 2, 2017

Gary Vogel
Chief Executive Officer
Eagle Bulk Shipping Inc.
300 First Stamford Place, 5th Floor
Stamford, CT 06902

> **Re: Eagle Bulk Shipping Inc.**
> **Registration Statement on Form S-3**
> **Filed April 6, 2017**
> **File No. 333-217180**

Dear Mr. Vogel:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1

1. Please have counsel opine that with respect to the Existing Warrants and Warrants, you are validly existing, have the power to create the obligation, and have taken (or, with respect to the Warrants, will take) the required steps to authorize entering into the obligation. For guidance, please refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, note 22 and accompanying text.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Alan J. Feld, Esq.
        Akin Gump Strauss Hauer & Feld LLP